Filed by Clear Channel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Clear Channel Communications, Inc.
Commission File No.: 333-143349

August 21, 2007

Dear Restricted Share Holder,

You are receiving this letter because you held restricted shares of common stock of Clear Channel Communications, Inc. (“CCU”) as of 5:00 p.m., Eastern Daylight Time, on August 20, 2007, the record date for the special meeting of our shareholders (the “Special Meeting”) to vote on the proposed merger of CCU with BT Triple Crown Merger Co., Inc. (“Merger Sub”), an indirect wholly owned subsidiary of CC Media Holdings, Inc. (“Holdings”). The Special Meeting is scheduled to occur on September 25, 2007. If shareholders representing two-thirds or more of our outstanding shares vote in favor of the merger and the merger is consummated, CCU will become an indirect wholly owned subsidiary of Holdings.

IMPORTANT!: All restricted shares awarded after April 30, 2007 (“Post-April Restricted Shares”) will immediately prior to the merger be converted into restricted shares of Class A Common Stock of Holdings. This is in accordance with the terms of the restricted stock agreements under which grants of the Post-April Restricted Shares were made, which also provides that Post-April Restricted Shares will continue to be subject to the vesting schedule and other terms and conditions described therein. Therefore, DO NOT INCLUDE Post-April Restricted Shares in the above-described elections. You should only consider your holdings of restricted shares granted prior to the grant of Post-April Restricted Shares in your decision of how you wish to elect cash or shares in the merger.

Except as described above, you may elect to receive cash or shares of Class A Common Stock of Holdings for your restricted shares.

•	TO RECEIVE CASH FOR ALL OF YOUR RESTRICTED SHARES YOU DO NOT NEED TO SUBMIT A FORM OF ELECTION (RESTRICTED SHARES). IF YOU DO NOT SUBMIT A FORM OF ELECTION (RESTRICTED SHARES) WITH RESPECT TO YOUR RESTRICTED SHARES, YOU WILL BE DEEMED TO HAVE MADE A CASH ELECTION AND WILL RECEIVE CASH CONSIDERATION WITH RESPECT TO SUCH SHARES THAT ARE OUTSTANDING AS OF THE EFFECTIVE DATE OF THE MERGER.

•	TO RECEIVE SHARES OF CLASS A COMMON STOCK OF HOLDINGS FOR SOME OR ALL OF YOUR RESTRICTED SHARES, YOU MUST SUBMIT (1) A FORM OF ELECTION (RESTRICTED SHARES) SPECIFYING (A) THE NUMBER OF RESTRICTED SHARES THAT YOU DESIRE TO CONVERT INTO CASH, IF ANY, AND (B) THE NUMBER OF RESTRICTED SHARES THAT YOU DESIRE TO CONVERT INTO SHARES OF CLASS A COMMON STOCK OF HOLDINGS, AND (2) A LETTER OF TRANSMITTAL (RESTRICTED SHARES).*( PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED FORM OF ELECTION (RESTRICTED SHARES) AND LETTER OF TRANSMITTAL (RESTRICTED SHARES) AND RETURN THEM TO MELLON INVESTOR SERVICES LLC, THE PAYING AGENT, NO LATER THAN 5:00 PM, NEW YORK CITY TIME, ON SEPTEMBER 24, 2007 (THE “ELECTION DEADLINE”), THE DATE IMMEDIATELY PRECEDING THE DATE OF THE SPECIAL MEETING.

(     * The number of restricted shares is a gross number, while the per share merger consideration will be paid based on a net number of restricted shares calculated as follows: the number of restricted shares of Clear Channel common stock held by you less the number of shares having a value (based on the cash consideration of $39.20) equal to any required tax withholding. With respect to restricted shares that vest between the Election Deadline and the time of the merger, taxes will be calculated based on the fair market value of Clear Channel common stock on the date of vesting and Clear Channel will withhold a number of restricted shares from those vesting to satisfy your tax withholding obligations at that time (which may be less than the number of shares that would be required to be withheld if such shares vested at the time of the merger) and any election made on your Form of Election (Restricted Shares) will be adjusted accordingly; provided that you can only receive Cash Consideration for any additional net shares that may result from such adjustment.

Enclosed is a Form of Election (Restricted Shares) and Letter of Transmittal (Restricted Shares), and return envelope, that must be completed and returned to Mellon Investor Services LLC, the paying agent, prior to the Election Deadline, if you wish to receive shares of Class A common stock of Holdings or a mix of cash and shares of Class A common stock of Holdings, as applicable. As noted above, you do not have to complete a Form of Election (Restricted Shares) or Letter of Transmittal (Restricted Shares) if you wish to receive cash for all of your restricted shares). For any restricted shares that will vest before the Election Deadline described above, please complete and return the separate Form of Election and Letter of Transmittal.

In addition, we have included with this letter a Frequently Asked Questions, which we refer to as the FAQ, to explain your choices and the decisions you need to make (we encourage you to read the FAQ carefully and in its entirety as it contains important information regarding your election).

YOU SHOULD HAVE RECEIVED A COPY OF OUR PROXY STATEMENT/PROSPECTUS WHICH PROVIDES INFORMATION ABOUT THE MERGER. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, YOU ARE URGED TO READ OUR PROXY STATEMENT/PROSPECTUS AND ALL OTHER DOCUMENTS REGARDING THE MERGER, CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. YOU MAY OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AT THE SEC’S WEBSITE AT HTPP://WWW.SEC.GOV. IN ADDITION, IF YOU WISH TO RECEIVE A COPY OF THESE MATERIALS, WITHOUT CHARGE, YOU SHOULD SUBMIT THIS REQUEST TO CCU’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK, 10022 OR BY CALLING INNISFREE TOLL-FREE AT (877) 456-3427.

If you have any questions regarding the enclosed documents, please contact Bridget Cornelius, CCP, Director of Compensation at (210) 832-3516.

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